Filed Pursuant to Rule 424(b)(3)
                                                  File Number 333- 82640

                   PROSPECTUS SUPPLEMENT DATED JUNE 21, 2002
                                       to
                         Prospectus Dated March 1, 2002

                                 NETEGRITY, INC.


                                2,499,968 Shares
                                       of
                                  Common Stock
                                ($.01 Par Value)


This Prospectus Supplement supplements the Prospectus dated March 1, 2002 (the "Prospectus"), and any supplements thereto, of Netegrity, Inc., a Delaware corporation (the "Company"), relating to an aggregate of 2,499,968 shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Company that may be sold from time to time by certain stockholders of the Company who received such shares in connection with the Company's acquisition of DataChannel, Inc., or by donees, pledgees, transferees or other successors-in-interest that receive such shares as a gift, pledge, distribution to members or partners or other non-sale-related transfer (the "Selling Stockholders"). This Prospectus Supplement should be read in conjunction with, may not be delivered or utilized without, and is qualified by reference to, the Prospectus, and any supplements thereto, except to the extent that the information herein contained supersedes the information contained in the Prospectus, and any supplements thereto. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

                              SELLING STOCKHOLDERS

Brobeck, Phleger & Harrison LLP transferred a total of 1,114 of its shares of the Common Stock to the following parties: Richard Meamber, Zaitun Poonja, Heather Cox Brookfield, Marcia Y. Lucas, J.T. Capital LLC, Mark Horowitz, William C. Anderson, Mark Boxer, Henock Gessesse, Rahul Kapoor, Estate of Gerard Boyce, Anna Ruiz Rothbart, Christina T. Hall, John Mills and Patricia G. Copeland (the "Brobeck Transferees"). None of such transferees were specifically named in the Prospectus. The following table lists the Selling Stockholders not previously specifically identified in the Prospectus, or any supplements thereto, as a Selling Stockholder, and the number of shares each such Selling Stockholder beneficially owns and may sell pursuant to the Prospectus from time to time. The information in the table appearing under the heading "Selling Stockholders" in the Prospectus is hereby amended by adding the information below with respect to the Brobeck Transferees and by substituting the information set forth below in the case of Brobeck, Phleger & Harrison LLP:

                                                                                              Shares of Common Stock
                                       Shares of Common Stock                                   to be Beneficially
                                     Beneficially Owned Prior to                                   Owned after
                                           Offering(1)(10)                                      Offering(1)(2)(10)
                                    ------------------------------                           -------------------------



Name of Selling Stockholder            Number        Percentage      Number of Shares of       Number     Percentage
---------------------------            ------        ----------                                ------     ----------
                                                                      Common Stock Being
                                                                           Offered
Anna Ruiz Rothbart                          56           *                      56                 0            0
Brobeck, Phleger & Harrison, LLP         4,300           *                   4,300                 0            0
Christina T. Hall                           56           *                      56                 0            0
Estate of Gerard Boyce                      93           *                      93                 0            0
Heather Cox Brookfield                      56           *                      56                 0            0
Henock Gessesse                             46           *                      46                 0            0
John Mills                                  93           *                      93                 0            0
JT Capital LLC                              93           *                      93                 0            0
Marcia Y. Lucas                             62           *                      62                 0            0
Mark Boxer                                  93           *                      93                 0            0
Patricia G. Copeland                        46           *                      48                 0            0
Rahul Kapoor                                46           *                      46                 0            0
Richard Meamber                             93           *                      93                 0            0
William C. Anderson                         93           *                      93                 0            0
Zaitun Poonja                               93           *                      93                 0            0
--------------------------


*        Less than one percent.
(1) Of the total shares of common stock listed as owned by the selling stockholders, a total of 250,000 shares are held in an escrow account to secure indemnification obligations of the former stockholders of DataChannel to us. It is expected that these shares (less any shares that may be distributed from the escrow account to us in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders on December 14, 2002. The number of shares indicated as owned by each selling stockholder includes those shares (representing approximately 10% of the number of shares listed as beneficially owned by each selling stockholder) which such selling stockholder is entitled to received upon distribution of these shares from the escrow account.

(2) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(10) Brobeck, Phleger & Harrison LLP transferred to certain individuals and entities 1,114 of the shares of Netegrity common stock owned by Brobeck, Phleger & Harrison LLP. Of the 4,300 remaining shares held by Brobeck, Phleger & Harrison LLP, 541 are held in the escrow account. None of the 1,114 shares of Netegrity common stock transferred by Brobeck, Phleger & Harrison LLP are held in the escrow account.

None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years, except that the selling stockholders indicated have been employed by us and/or DataChannel or were members of the DataChannel board of directors. In connection with our acquisition of DataChannel, we entered into employment offer letters with Lucie Fjeldstad, formerly President and Chief Executive Officer of DataChannel, and James Beach, formerly Chief Financial Officer of DataChannel, under which each agreed to perform certain services for us through June 14, 2002.